TORYS LLP
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www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com

04054049

December 16, 2004

By Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam:

Re: Grande Cache Coal Corporation (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

On behalf of our client, Grande Cache Coal Corporation, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's News release, dated December 16, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Robert H. Stan
Grande Cache Coal Corporation
Fred D. Davidson
Burnet, Duckworth & Palmer LLP

dw 1/5

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 0 2004
WASH. D.C.
202

5018709.1
01549-2002

File No. 82-34802

GRANDE CACHE COAL CORPORATION
NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES PRICE SETTLEMENTS TO SUPPLY APPROXIMATELY 1.3 MILLION TONNES OF HARD COKING COAL FOR THE 2005 COAL YEAR

Calgary, Alberta (GCE-TSX), December 16, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that it has completed negotiations for hard coking coal sales on over two-thirds of its planned production for the coal year commencing April 1, 2005. The Company has agreed to supply approximately 1.3 million tonnes of hard coking coal for the upcoming coal year at a price of U.S.$125 per tonne to its Korean customer, POSCO and a group of Japanese steel industry customers.

"Grande Cache is very pleased to reach agreement with POSCO and our Japanese customers for the 2005 coal year" said Robert Stan, President and Chief Executive Officer of Grande Cache. "This pricing is in line with recent term contract settlements made by major producers in our industry and reflects the continued tight market conditions for hard coking coal. Our discussions with other steel mills are ongoing and we expect that we will sell our remaining 2005 coal year production at similar price levels".

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.